Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of January 19, 2024 by and between Alset Acquisition Sponsor, LLC, a Delaware limited liability company, Alset International Limited, a Singapore registered company, Alset Inc., a Texas company, and Heng Fai Ambrose Chan (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of shares of common stock, $0.0001 par value per share, of Alset Capital Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated January 19, 2024, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Alset Inc.

Date: January 19, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Alset International Limited

Date: January 19, 2024	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer

Date: January 19, 2024	Alset Acquisition Sponsor, LLC

	By:	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan
	Title:	Chief Executive Officer of Alset SPAC Group Inc., its Sole Member

Date: January 19, 2024		/s/ Heng Fai Ambrose Chan
Heng Fai Ambrose Chan